

ATCO
GROUP

Corporate Office



09047481

Telephone: (403) 292-7970
Fax: (403) 292-7623
e-mail: karen.sharp@atco.com

December 2, 2009

Securities and Exchange Commission
Judiciary Plaza
450 - 5 Street NW
Washington, DC 20549

SUPPL

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

♦   Corporation's Form 1, filed December 1, 2009 for symbol CU
♦   Corporation's Form 1, filed December 1, 2009 for symbol CU.X
♦   Corporation's Form 1, filed December 1, 2009 for symbol CU.PR.A
♦   Corporation's Form 1, filed December 1, 2009 for symbol CU.PR.B

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Karen Sharp, Senior Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Encl.

Form 1 Submission - Change in Issued and Outstanding Securities   **FILE NO. 82-34744**

RECEIVED

2009 DEC 14 A 8: 02

Issuer :   Canadian Utilities Limited
Symbol :   CU
Reporting Period: 11/01/2009 - 11/30/2009

Summary

Issued & Outstanding Opening Balance :   83,935,180   As at :   11/01/2009

Effect on Issued & Outstanding Securities

Stock Option Plan   195,300
Other Issuances and Cancellations   0

Issued & Outstanding Closing Balance :   84,130,480

Stock Option Plan

Stock Options Outstanding Opening Balance: 1,082,900   As at :   11/01/2009

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
11/30/2009	N		195,300		

Filer's comment
TSX Reserved = 3,868,900 TSX Available = 2,981,300

Totals		0	195,300	0	0

Stock Options Outstanding Closing Balance: 887,600   As at :   11/30/2009

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name: Frances van der Basch
Phone: 4032927564
Email: frances.vanderbasch@atco.com
Submission Date: 12/01/2009
Last Updated: 12/01/2009

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34744

Issuer :	Canadian Utilities Limited
Symbol :	CU.X.
Reporting Period:	11/01/2009 - 11/30/2009

Summary

Issued & Outstanding Opening Balance :   41,721,690   As at :   11/01/2009

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations   0

Issued & Outstanding Closing Balance :   41,721,690

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	12/01/2009
Last Updated:	12/01/2009

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34744

Issuer :   Canadian Utilities Limited
Symbol :   CU.PR.A
Reporting Period: 11/01/2009 - 11/30/2009

Summary

Issued & Outstanding Opening Balance :   6,000,000   As at :   11/01/2009

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations   0

Issued & Outstanding Closing Balance :   6,000,000

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	12/01/2009
Last Updated:	12/01/2009

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34744

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.B
Reporting Period:	11/01/2009 - 11/30/2009

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	11/30/2009

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	0

Issued & Outstanding Closing Balance :	6,000,000

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	12/01/2009
Last Updated:	12/01/2009